                                                          Exhibit 12


                     SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                               (Dollars in millions)

                                              Year Ended December 31,
                                     1999       1998     1997      1996    1995
Income Before Income Taxes from
   Continuing Operations . . . . . .$2,795     $2,326   $1,913    $1,606  $1,395

Add : Fixed Charges
  Interest Expense . . . . . . . . .    29         19       40        45      57
  1/3 Rentals. . . . . . . . . . . .    22         19       15        12      11
  Capitalized Interest . . . . . . .    12          9       15        11      11
    Total Fixed Charges. . . . . . .    63         47       70        68      79

Less: Capitalized Interest . . . . .    12          9       15        11      11
Add : Amortization of
 Capitalized Interest. . . . . . . .     7          7        5         5       5

Earnings Before Income Taxes and
 Fixed Charges (other than
 Capitalized Interest) . . . . . .  $2,853     $2,371   $1,973    $1,668  $1,468

Ratio of Earnings to Fixed Charges      45         50       28        25      19


"Earnings" consist of income before income taxes and fixed charges (other than capitalized interest). "Fixed charges" consist of interest expense, capitalized interest and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases.
